Exhibit 14.1

WEBSITE PROS, INC.

CODE OF CONDUCT

INTRODUCTION

It is the policy of Website Pros, Inc. (“Website Pros”) to conduct its business with the highest standard of professionalism, integrity and honesty. We follow ethical and legal business practices and principles of behavior consistently throughout our operations. This policy is intended to serve as a guide to help us maintain the highest ethical and professional standards in each of our relationships with fellow employees, shareholders, customers, suppliers, competitors and other members of the community. This policy applies to all employees, directors, officers and consultants of Website Pros and its subsidiaries worldwide.

1.	COMPLIANCE.

We expect employees to understand and comply with the legal and regulatory requirements applicable to his or her area of responsibility. If you have a question in the area of legal compliance, it is important that you seek answers from the Compliance Officer or one of the other compliance resources described in Section 13 of this Code of Conduct (this “Code”). Violation of this policy can result in disciplinary action, including termination of employment. In addition, violation of domestic or foreign laws, rules and regulations may subject you, as well as Website Pros, to civil and/or criminal penalties.

To facilitate compliance with this Code, we have implemented a program of Code awareness, training and review. We have established the position of Compliance Officer to oversee this program. The Compliance Officer is a person to whom you can address any questions or concerns and is charged with promoting an atmosphere of responsible and ethical conduct. The Compliance Officer, Kevin Carney, our Chief Financial Officer, can be reached at (904) 680-6623 or by email at kcarney@websitepros.com. You may also contact David Brown, our Chief Executive Officer, or one of the other compliance resources described in Section 13 with any questions or concerns.

2.	WE TREAT EACH PERSON WITH FAIRNESS AND RESPECT.

You are critical to the success of Website Pros, and our policy is to treat you with fairness and respect. We are an equal opportunity employer. We do not tolerate discrimination against applicants or employees based on race, religion, gender, age, marital status, national origin, sexual orientation, citizenship status or other protected characteristics or disability. We prohibit discrimination in decisions concerning recruitment, hiring, compensation, benefits, training, termination, promotions, or any other condition of employment or career development.

We are committed to providing a work environment that is free from discrimination and/or harassment. We will not tolerate the use of discriminatory slurs; unwelcome, unsolicited sexual advances or harassment; or any other remarks, jokes or conduct that create or foster an offensive or hostile work environment. Each person, at every level of the organization, must act with respect toward customers, co-workers and outside firms.

3.	OUR CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS ARE TIMELY, ACCURATE AND COMPLETE.

Each employee and consultant must ensure that all Website Pros documents are completed accurately, truthfully, in a timely manner, and with proper authorization. Financial activities are to be recorded in compliance with all applicable laws and accounting practices. To ensure that accurate financial and administrative information is maintained, responsible employees and consultants should not permit or take any action that would result in the inaccurate recording of entries in Website Pros’ books, records and ledgers. For example, we require that:

•	no entry be made in our books and records that intentionally disguises the nature of a transaction or our liabilities, or misclassifies transactions as to accounts or accounting periods;

•	all transactions be supported by appropriate documentation;

•	the terms of sales and other commercial transactions be reflected accurately in the documentation for those transactions and our books and records accurately reflect such documentation;

•	all employees and consultants comply with our system of internal controls; and

•	no cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund.

Our accounting records are also relied upon to produce reports for our management, stockholders and creditors, as well as for governmental agencies. In particular, we rely upon our accounting and other business and corporate records in preparing the periodic and current reports that we file with the Securities and Exchange Commission (the “SEC”) in the United States and equivalent government agencies in countries in which we operate. These reports must provide accurate, timely and understandable disclosure and fairly present our financial condition and results of operations in all material respects. All responsible persons should strive to ensure that our financial disclosure is accurate and that our reports contain all of the information about Website Pros that would be important to enable stockholders and potential investors to assess the soundness and risks of our business and finances and the quality and integrity of our accounting and disclosures. In particular:

•	no employee may take or authorize any action that would cause our financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the SEC (or equivalent government agencies outside of the United States) or other applicable laws, rules and regulations;

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all employees must cooperate fully with our Finance Department, as well as our independent public accountants and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that our books and records, as well as our statements and reports filed with the SEC, are accurate and complete;

•	no employee, director or officer shall take any action to fraudulently induce, coerce, manipulate or mislead our independent public accountants;

•	no employee should knowingly make (or cause or encourage any other person to make) any false or misleading statement in reports filed with the SEC or knowingly omit (or cause or encourage any other person to omit) information necessary to make the disclosure in any of our statements and reports accurate.

Any person who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to a supervisor, the Compliance Officer or one of the other compliance resources described in Section 13.

4.	OUR BUSINESS PRACTICES ARE FAIR, ACCURATE AND COMPLY WITH OUR GUIDELINES AND RESTRICTIONS.

All Website Pros purchases and contracts are made strictly on the basis of merit, quality, suitability, service, price and efficiency. We should treat our suppliers fairly and equitably. Advantages over our competitors should never be obtained through unethical or illegal business practices such as acquiring trade secrets or other proprietary information through improper means, even if motivated by an intention to advance the interests of Website Pros. In addition, no person may participate in any unlawful or unethical bribes, commissions or other receipts or payments of Website Pros or other funds, or in maintaining any unrecorded cash or non-cash funds or assets for personal or company gain.

5.	WE MAINTAIN A WORKPLACE WITH THE HIGHEST SAFETY STANDARDS.

We have an established set of procedures and safe work practices. We expect employees to report to work fit for duty, and free of legal or illegal drugs and alcohol. Firearms and other weapons may not be brought to company property or while conducting company business.

6.	WE AVOID PERSONAL ACTIVITIES THAT CREATE CONFLICTS OF INTEREST.

To maintain the highest degree of integrity in the conduct of our business, except with the approvals specified below, you should avoid any activity involving personal interest that creates a conflict between your interests and the interests of Website Pros. A conflict of interest is defined as any situation in which a person has two or more duties or interests that are mutually incompatible and may conflict with the proper and impartial discharge of that person’s duties, responsibilities or obligations to Website Pros. A situation which might in some cases be a conflict may be permissible with appropriate disclosure or appropriate procedures or allocations of responsibility. You should not take personal advantage of opportunities you receive as a result of your position at Website Pros or access to company information. Factors to be considered by an employee in evaluating a potential conflict of interest include:

•	Could my outside business interests affect my job performance or my judgment on behalf of Website Pros or affect others with whom I work?

•	Can I reasonably conduct the activity outside of normal work hours?

•	Will I be using company equipment, materials or proprietary or confidential information in my activities?

•	Could the activity have any potential adverse or beneficial impact on Website Pros’ business or its relationships with customers, partners, suppliers or other service providers?

•	Could the activity result in personal financial or other benefit to me?

•	Could the activity appear improper to an outside observer?

The following are examples of situations that may involve conflicts of interests:

•	Employment by (including consulting for) or service on the board of directors of a competitor, customer or supplier or other service provider of Website Pros.

•	Owning, directly or indirectly, a significant financial interest in any entity that does business, seeks to do business or competes with Website Pros.

•	Soliciting or accepting gifts, favors, loans, contributions or preferential treatment from any person, entity, charity or political candidate that does business or seeks to do business with us.

•	Conducting Website Pros business transactions with your family member or person who shares your household or a business in which you have a significant financial interest.

Loans to, or guarantees of obligations of, you or your family members, by Website Pros could constitute an improper personal benefit to the recipients of these loans or guarantees, depending on the facts and circumstances. Some loans are expressly prohibited by law. As a result, all loans and guarantees by Website Pros must be approved by the Compliance Officer, and by the Audit Committee if with respect to an executive officer or director.

In general, any transaction constituting a conflict of interest must be approved by the Compliance Officer. A transaction constituting a conflict of interest hereunder and involving an executive officer or director is permitted under this Code only if authorized by our Audit Committee or other independent committee.

7.	GIFTS AND ENTERTAINMENT.

Giving or receiving gifts to an existing or potential customer, supplier or competitor may be construed as attempts to influence the performance of duties or to favor certain individuals or companies. Unless express permission is received from a supervisor or the Compliance Officer, entertainment and gifts cannot be offered, provided or accepted by any employee unless consistent with customary business practices and not be (a) excessive in value, (b) in cash, (c) susceptible of being construed as a bribe or kickback or (d) in violation of any laws. This principle applies to our transactions everywhere in the world, even where the practice is widely considered “a way of doing business” and it applies to relationships with government officials, customers, vendors and other parties and includes our actions and those of third parties. We seek to avoid even the appearance of impropriety. This includes gifts, payments, consulting fees, loans, travel or other benefits of value received directly or indirectly by you or your family from any existing or potential customer, supplier or competitor.

Appropriate business entertainment of non-government employees occurring in connection with business discussions or the development of business relationships is generally allowable in the conduct of official business. For example, it is an acceptable practice for you to provide or accept a meal or outings with vendors or customers, if there is a valid business purpose involved and the expense is not extravagant. If, for any reason you intend to provide any gift to a government official or employee, it must be in strict compliance with applicable laws, and you must first obtain approval from the Compliance Officer.

8.	WE CONDUCT ACTIVITIES IN COMPLIANCE WITH ANTITRUST AND TRADE REGULATION STATUTES.

Website Pros’ activities are governed by federal and state antitrust and trade regulation statutes. There are many types of activities that may be violations of federal and state antitrust laws. For example, various activities, the effect or intent of which is to fix prices, allocate markets, or otherwise reduce competition, may violate the antitrust laws. Such activities may include certain types of discussions, meetings or arrangements with Website Pros’ competitors, agreements, (whether formal or informal), or any joint activity involving Website Pros and any other party. Competitive information must be gathered with care. We must conduct all interactions with competitors, including social activities, as if they were completely in the public view, because they may later be subject to examination and unfavorable interpretation.

9.	WE DO NOT DISCLOSE CONFIDENTIAL INFORMATION.

Much of the information we use is confidential, privileged, proprietary or of competitive value to Website Pros. This confidential information may have been developed by us or may belong to others, and we are required to keep it confidential. In both instances, you must be careful to guard against disclosure of the information to any individuals outside Website Pros. In addition, in the course of serving our customers, you may learn confidential or proprietary information about them. It is equally important that you guard against the disclosure of our customers’ confidential information.

You must exercise the utmost care when dealing with confidential information. All Website Pros emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated to individuals outside of Website Pros, except where required for company-related business reasons.

Your obligation to treat certain information as confidential does not end when you leave Website Pros. You may not disclose any confidential information to a new employer or to others after ceasing to be a Website Pros employee, director or consultant.

10.	WE COMPLY WITH INTERNATIONAL LAWS.

You are expected to comply with the laws in all countries in which we operate. You also must comply strictly with United States laws and regulations applicable to the conduct of business outside the United States.

11.	USE OF COMPANY TECHNOLOGICAL RESOURCES.

It is important that you take necessary measures to ensure the security of your computer and any computer or voicemail passwords. You must not include sensitive or confidential information in any messages that are widely distributed or sent outside Website Pros unless you use company approved security techniques. If you have any reason to believe that your password or the security of a company technological resource has been compromised, then you must change your password immediately and report the incident to your manager and the system administrator.

Whenever you use a Website Pros computer or communications resource to send e-mail, voicemail or to access Internet services, remember that you are acting as a representative of Website Pros. In addition, all e-mail, voicemail and personal files stored on Website Pros computers are Website Pros’ property. You should have no expectation of privacy in connection with these resources.

The use of technological resources must be consistent with all other Website Pros policies, including those relating to sexual harassment, privacy, patents, copyrights and trademarks. You are prohibited from using Website Pros’ technological resources to transmit, display, store, publish or purposely receive pornographic, obscene or sexually explicit material.

12.	APPROVALS OR WAIVERS.

Any approval of conduct as contemplated under this code or any waiver of provisions of this code requires approval of the Compliance Officer. Any approval of conduct as contemplated under this code, or any waiver of its provisions with respect to executive officers (including, where required by applicable laws, our principal executive officer, principal financial officer, principal accounting officer or controller (or persons performing similar functions)) or directors may be authorized only by our Board of Directors or a committee of the Board, to the extent permitted by applicable regulatory and Nasdaq rules, and will be disclosed to stockholders as required by applicable laws, rules and regulations.

13.	WE WILL COMPLY WITH THE CODE OF CONDUCT.

To facilitate compliance with this Code, we have implemented a program of Code awareness, training and review. We have established the position of Compliance Officer to oversee this program. The Compliance Officer is a person to whom you can address any questions or concerns and is charged with promoting an atmosphere of responsible and ethical conduct. As noted above, the Compliance Officer, Kevin Carney, can be reached at (904) 680-6623 or by email at kcarney@websitepros.com. In addition to answering questions or concerns regarding this Code, the Compliance Officer is responsible for:

•	investigating possible violations of the Code;

•	training new persons in our organization in Code policies;

•	conducting annual training sessions and distributing copies of the Code annually to each person with a reminder that they are responsible for reading, understanding and complying with the Code; and

•	updating the Code as needed to reflect changes in the law, company operations and recognized best practices.

Your immediate resource for any matter related to the Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with an officer of Website Pros or the Compliance Officer. If your concern involves potential misconduct by another person and relates to questionable accounting or auditing matters or any matter involving the Compliance Officer, you may report that violation directly to members of the Audit Committee, as set forth in the Whistleblower Policy, or to David Brown, our Chief Executive Officer. Your report may be made anonymously if you so choose.

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor, an officer of Website Pros or the Compliance Officer; even the appearance of impropriety can be damaging and should be avoided.

If you are aware of violations or possible violations of the standards in this Code, you have a responsibility to report. You should do so without fear of any form of retaliation. We will take prompt disciplinary action against any person in the organization who retaliates against you.

With respect to any complaints or observations of Code violations that may involve accounting, internal accounting controls and auditing concerns, the Compliance Officer shall promptly inform the chair of the Audit Committee, and the Audit Committee or such other persons as the Audit Committee determines to be appropriate under the circumstances shall be responsible for supervising and overseeing the inquiry and any investigation that is undertaken.

If the investigation indicates that a violation of this Code has probably occurred, we will take such action as we believe to be appropriate under the circumstances. If we determine that any person is responsible for a Code violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil action or referral for criminal prosecution.